Exhibit 4.16

ASSET PURCHASE AGREEMENT	VERTRAG ÜBER DEN KAUF DER ASSETS

between	zwischen

1.      Blitz 05-001 GmbH (in the future: ”GPC Biotech Forschungsgesellschaft mbH”), with its seat in Munich, registered with the commercial register of the local court Munich (AG München) under HRB 156071, represented by its Managing Director, Dr. Elmar Maier, having the power to represent the Company solely,

1.      Blitz 05-001 GmbH (künftig: ,,GPC Biotech Forschungsgesellschaft mbH”) mit Sitz in München, eingetragen im Handelsregister des Amtsgerichts München unter HRB 156071, vertreten durch ihren alleinvertretungsberechtigten Geschäftsführer Dr. Elmar Maier

- hereinafter referred to as ,,Purchaser” -,	- im folgenden als ,,Käufer” bezeichnet -

and	und

2.      Rechtsanwalt Dr. Joseph Füchsl, Königinstr. 26, 80539 Munich as Insolvency Receiver (“Insolvency Receiver”) of Axxima Pharmaceuticals AG (“Axxima”) with its seat in Max-Lebsche-Platz 32 in 81377 München, registered with the commercial register of the local court of Munich under HRB 119339 (“Company”), appointed by the ruling of the local court of Munich, Insolvency Court, as of March 1, 2005 (Docket No. 1502 IN 3692/04)

2.      Rechtsanwalt Dr. Joseph Füchsl, Königinstr. 26, 80539 München, als Insolvenzverwalter der Axxima Pharmaceuticals AG (,,Axxima”), mit Sitz in Max- Lebsche-Platz 32 in 81377 München, eingetragen im Handelsregister des Amtsgerichts München unter HRB 119339 (,,Gesellschaft”), bestellt durch Beschluss des Amtsgerichts München, Insolvenzgericht, vom 1. März 2005 (Geschäftsnr. 1502 IN 3694/04)

- hereinafter referred to as ,,Seller” -,	- im folgenden ,,Verkäufer” -

WITNESSETH:	HIERMIT WIRD FOLGENDES
VEREINBART:

Preamble	Vorbemerkungen

WHEREAS, the Company is in the business of biotechnological and chemical developments regarding the research and commercialisation of products in the fields of infec-	Die Gesellschaft ist im Bereich biotechnologischer und chemischer Entwicklungen hinsichtlich der Forschung und Vermarktung von Produkten in den Bereichen Infektionen,

tions, inflammations and cancer. Emphasis of the research activities is the search for specific kinase inhibitors for the aforementioned indications;	Entzündungen und Krebs tätig. Schwerpunkt der Forschungsaktivitäten ist die Suche nach spezifischen Kinase Inhibitoren für die vorgenannten Indikationen.

WHEREAS, on December 27, 2004 the Company filed for the initiation of insolvency proceedings over its estate. The proceed- ings commenced as of March 1, 2005 at 9:00 a.m. A copy of the ruling to open the proceedings is attached as Exhibit A; and	Die Gesellschaft hat am 27. Dezember 2004 die Eröffnung des Insolvenzverfahrens über ihr Vermögen beantragt. Das Verfahren ist am 1. März 2005 um 9:00 Uhr eröffnet worden. Eine Kopie des Beschlusses über die Verfahrenseröffnung ist als Anlage A beigefügt.

WHEREAS, Purchaser wishes to purchase and acquire from Seller, and Seller wishes to sell, assign and transfer to Purchaser, assets and properties, all for the purchase price and upon the terms and subject to the conditions hereinafter set forth.	Der Käufer möchte vom Verkäufer Assets kaufen und erwerben und der Verkäufer möchte dieselben an den Käufer verkaufen, abtreten und übereignen, und zwar alle für den Kaufpreis und zu den Bedingungen und vorbehaltlich der Konditionen, die in diesem Vertrag nachstehend festgelegt werden.

NOW, THEREFORE, the parties hereto agree as follows:	Dies vorausgeschickt, vereinbaren die Parteien was folgt:

Sec. 1	§1
SALE AND PURCHASE OF THE ASSETS	KAUF UND VERKAUF DER ASSETS

1.      Subject to and upon the terms set forth in this Agreement, the Seller hereby sells, transfers and assigns to the Purchaser those assets and rights of every nature, tangible and intangible, whether now existing or hereafter acquired, and as specified under this section 1 (the “Assets”). The right of use and exploitation of non transferable assets shall be granted to the Buyer exclusively, transferable and unrestricted in regard to time (“auf Dauer”), territory and scope of use and exploitation, including but not limited to the right to adapt and transform as well as to take any appropriate action to protect or register the Assets in its own name

1.      Gemäß den in diesem Vertrag festgelegten Bestimmungen verkauft und überträgt (durch Übereignung bzw. Abtretung) der Verkäufer hiermit dem Käufer diejenigen Gegenstände und ( Rechte aller Art, gleich ob körperlich oder unkörperlich, und gleich ob dieselben gegenwärtig bereits existieren oder erst noch erworben werden, die jeweils in diesem § 1 näher bezeichnet sind (die ,,Assets”). An allen nicht übertragbaren Assets werden auf Dauer ausschließliche, räumlich und inhaltlich uneingeschränkte und übertragbare Nutzungs- und Verwertungsrechte, einschließlich des Rechts zur Bearbeitung und Schutzrechtsanmeldung im eigenen Namen, für alle jetzt

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for all presently known types of use. Seller hereby waives all of his other rights as author or originator or holder of other intellectual or industrial property rights, including but not limited to the right of recognition of authorship, the right of access to the work and the right to prohibit distortions of the work.

bekannten Nutzungsarten eingeräumt. Der Verkäufer verzichtet hiermit auf alle sonstigen ihm etwa als Urheber oder sonstigern Schutzrechtsinhaber zustehenden Rechte, insbesondere auf die Rechte auf Namensnennung und auf Zugänglichmachung des Werkes sowie auf das Recht, Entstellungen zu untersagen.

2. Assets shall include all items in the following categories to the extent that they are not expressly excluded:	2. Zu den Assets gehören alle Gegenstände der folgenden Kategorien, soweit nicht ausdrücklich ausgeschlossen:

a.      subject to sentence 2, all intellectual property, including, but not limited to, the assets as listed in Exhibit 1.2(1) hereto, including all patents, patent applications, utility models, utility model applications, all rights to the inventions underlying these patents (except the non-transferable personal rights of the inventors relating to the invention), all trademarks and trademark applications, other registered and unregistered property rights, trade secrets, and confidential or proprietary information owned or licensed by the Seller including, but not limited to, rights to sue for and remedies against past, present and future infringements thereof, and rights of priority and protection of interests therein under the laws of any jurisdiction worldwide. However, the intellectual property rights listed in Exhibit 1.2(2)

a.      Vorbehaltlich Satz 2, das gesamte geistige Eigentum, insbesondere die in Anlage 1.2(1) aufgeführten Assets, einschließlich aller Patente, Patentanmeldungen, Gebrauchsmuste, Gebrauchsmusteranmeldungen, zu Grunde liegenden Erfindungen (ausgenommen die Erfinderpersönlichkeitsrechte), aller Warenzeichen und Warenzeichenanmeldungen, eingetragener und nicht eingetragener sonstiger Schutzrechte, Betriebsgeheimnisse sowie vertraglich oder gesetzlich geschützter Informationen, die der Gesellschaft gehören oder für die sie über eine Lizenz verfügt, einschließlich Klagerechte und Rechtsbehelfe wegen vergangener, gegenwärtiger und künftiger Verstöße gegen dieselben sowie diesbezügliche Vorrechte und Schutz der diesbezüglichen Rechte weltweit. Nicht zu den Assets gehören jedoch die in

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are excluded from the Assets.	Anlage 1.2(2) aufgeführten Gegenstände des geistigen Eigentums.

b.      all know-how including, but not limited to, all proprietary information, techniques and data directly relating to the Assets, including, but not limited to, discoveries, formulae, materials, practices, methods, knowledge, know-how, processes, experience, test data (including pharmacological, toxicological and clinical information and test data), analytical and quality control data, marketing, pricing, distribution, cost and sales data or descriptions;

b.      das gesamte Know-how, einschließlich aller gesetzlich geschützten Informationen, Techniken und Daten, das sich direkt auf die Assets bezieht, einschließlich, jedoch nicht beschränkt auf Entdeckungen, Formeln, Materialien, Praktiken, Methoden, Kenntnisse, Know-how, Verfahren, Erfahrungen, Testdaten (einschließlich pharmakologischer, toxikologischer und klinischer Informationen und Testdaten), analytischer Daten und Qualitätssicherungsdaten, Marketing-, Preisgestaltungs-, Vertriebs-, Kosten- und Verkaufsdaten oder - beschreibungen;

c.      all tangible embodiments of and all data containing (i) any intellectual property as described above under lit a., and/or (ii) any know-how as described above under lit b.; all books, records, manuals and other materials (in any form or medium), including, without limitation all files and documentation of the Seller, price lists, correspondence, mailing lists, lists of customers, distribution lists, photographs, production data, sales and promotional materials and records, purchasing materials and records, personnel records, manufacturing and quality control records and procedures, blueprints, re-search and development files, records, data and laboratory books, media and materials, accounting records, and litigation files.

c.      sämtliche Verkörperungen von, sowie sämtliche Daten in Bezug auf: (i) geistiges Eigentum wie vorstehend unter lit. a. beschrieben und/oder (ii) Know-how wie vorstehend unter lit. b. beschrieben, insbesondere alle Bücher, Aufzeichnungen, Handbücher und sonstige Unterlagen (in jeder Form bzw. auf jedem Medium), einschließlich sämtlicher Aufzeichnungen und Unterlagen, die vom Verkäufer geführt werden, Preislisten, Korrespondenz, Mailinglisten, Kundenlisten, Vertriebslisten, Fotografien, Produktionsdaten, Vertriebs- und Werbematerialien und -aufzeichnungen, Einkaufsmaterialien und -aufzeichnungen, Personalaufzeichnungen, Fertigungs-

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und Qualitätssicherungsaufzeichnungen und
-verfahren, Pläne, Forschungs- und Entwicklungsakten, -aufzeichnungen, -daten und Laborbücher, Medienmaterialien, Buchführungsunterlagen und Akten über Rechtsstreitigkeiten.

3. Assets shall include all those items, which are (i) not Assets as defined under para. 2 above, and which (ii) are set out below:	3. Zu den Assets gehören auch solche Gegenstände, die (i) nicht bereits in Abs. 2 aufgeführt sind, und die (ii) im Folgenden aufgeführt sind:

a.      all inventories, including warehoused stock, spare parts, replacement and component parts, raw materials, intermediates and office and other stocks, including inventories previously purchased and in transit;

a.      das gesamte Inventar, einschließlich Warenlager, Ersatzteile, Austausch- und Einzelteile, Rohstoffe, Zwischenprodukte sowie Büromaterial und sonstige Bestände, einschließlich zuvor erworbenes und im Transport befindliches Inventar;

b. all machinery, equipment, furniture and fixtures;	b. sämtliche Gerätschaften, Ausrüstungsgegenstände und Möbel sowie Einrichtungsgegenstände;

c. all contracts listed in Exhibit 1.3; and	c. sämtliche in Anlage 1.3 aufgelisteten Verträge; und

d. all transferable governmental authorizations and permits relating to Assets sold, or employees taken over, under this Agreement.	d. alle übertragbaren behördlichen Genehmigungen und Erlaubnisse, die sich auf nach diesem Vertrag verkaufte Assets bzw. übergegangene Arbeitnehmer beziehen.

4.      Except for liabilities, contingent liabilities and obligations expressly set out in this Agreement and the exhibits thereto, the Purchaser does not assume any liabilities, contingent liabilities or obligations of the Seller.

4.      Der Käufer übernimmt außer den in diesem Vertrag und dessen Anlagen ausdrücklich bezeichneten Verbindlichkeiten und Eventualverbindlichkeiten sowie Verpflichtungen keine Verbindlichkeiten, Eventualverbindlichkeiten oder Verpflichtungen des Verkäufers.

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5.a.   To the extent that the Assets set out under paragraphs 2, 3a and 3b are tangible assets, the assets are hereby handed over, by way of the Seller keeping them only on behalf of the Purchaser from now on. The Seller shall grant access to the data stored in EDP media or otherwise to the Purchaser only.

5.a.   Soweit es sich bei den unter Abs. 2, 3a. und 3b. genannten Assets um körperliche Gegenstände handelt, werden diese Assets hiermit übergeben, indem der Verkäufer diese nur noch für den Käufer ab sofort verwahrt. Der Verkäufer wird auschließlich dem Käufer den Zugang zu den in der EDV oder sonstwie gespeicherten Daten gestatten.

b. To the extent that such Assets are in the physical possession of third parties, the Seller hereby assigns to the Purchaser its claim for repossession. The Purchaser accepts the assignment.	b. Soweit solche Assets im Besitz von Dritten stehen, tritt der Verkäufer hiermit seinen Herausgabeanspruch an den Käufer ab. Der Käufer nimmt diese Abtretung an.

c.      To the extent that the Seller has an expectancy right regarding such Assets, e.g. in connection with retention of title, the Seller hereby assigns this expectancy right to the Purchaser. The Purchaser accepts the assignment.

c.      Soweit der Verkäufer ein Anwartschaftsrecht an solchen Assets hat, etwa im Zusammenhang mit einem Eigentumsvorbehalt, tritt der Verkäufer dieses Anwartschaftsrecht an den Käufer ab. Der Käufer nimmt diese Abtretung an.

d.      To the extent that intellectual property rights or rights relating to inventions underlying the intellectual property rights, in particular patents and patent applications, transferred under this Agreement, are transferred under this Agreement, the Seller shall make all declarations and to do all acts that are necessary for the acquisition by the Purchaser of exclusive legal position with respect to these rights and for the registration of the transfer of rights in the relevant registers.

d.      Soweit nach diesem Vertrag gewerbliche Schutzrechte oder Rechte an Erfindungen, die den nach diesem Vertrag übertragenen gewerblichen Schutzrechten, insbesondere Patenten und Patentanmeldungen, zu Grunde liegen, übertragen werden, hat der Verkäufer alle Erklärungen abzugeben und alle Handlungen vorzunehmen, die zum Erwerb der exklusiven Rechtstellung in Bezug auf diese Rechte durch den Käufer und zur Eintragung des Rechtsübergangs in das jeweilige Register erforderlich sind.

e. To the extent that contracts are assigned under this Agreement, the	e. Soweit nach diesem Vertrag Verträge übertragen werden, wird der Verkäufer alle Anstrengungen unternehmen,

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Seller will use best efforts to procure the required consent of the other contractual party without delay. As long as the other contractual party has not granted, or if it has rejected, its required consent to the assignment of the respective contract, the Seller and the Purchaser in their internal relationship will treat, and be treated by, each other as if the assignment of the agreement was effective. In this case, the Seller will remain the contractual party of the respective contract externally and will fulfil the contract in the internal relationship for the account of the Purchaser; the necessary costs incurred in this respect shall be reimbursed by the Purchaser to the Seller against provision of proof. Any termination of such a contract prior to September 30, 2005 requires the Purchaser’s consent.

um die notwendige Zustimmung der jeweils anderen Vertragspartei unverzüglich zu erlangen. Solange die jeweils andere Vertragspartei ihre notwendige Zustimmung zu der Übertragung des jeweiligen Vertrages auf den Käufer nicht erteilt oder wenn sie diese verweigert hat, werden sich der Verkäufer und der Käufer im Innenverhältnis so verhalten und behandeln lassen, als ob die Übemahme des Vertrages wirksam vollzogen wäre. In diesem Fall wird der Verkäufer im Außenverhältnis Vertragspartei des jeweiligen Vertrages bleiben und den jeweiligen Vertrag im Innenverhältnis für Rechnung des Käufers erfüllen; die daraus entstehenden notwendigen Kosten hat der Käufer dem Verkäufer gegen Nachweis zu ersetzen. Die Kündigung eines solchen Vertrages vor dem 30. September 2005 durch den Verkäufer bedarf der Zustimmung des Käufers.

f. Should the transfer of an Asset under this Agreement not be effective, the Seller shall take all actions that are necessary to effect the transfer.	f. Sollte die Übertragung eines Assets nach diesem Vertrag nicht wirksam sein, hat der Verkäufer alle Handlunen vorzunehmen, die zu einer wirksamen Übertragung erforderlich sind.

6.      All guarantees, warranties, compensation and similar rights of the Seller with regard to the Assets that are transferred or assigned to the Purchaser pursuant to this Sec. 1 are hereby assigned to the Purchaser.

6.      Alle Garantien, Gewährleistungen, Entschädigungen und ähnlichen Rechte des Verkäufers im Hinblick auf Assets, die an den Käufer gemäß diesem § 1 übereignet oder abgetreten werden, werden hiermit an den Käufer abgetreten.

7. The Purchaser is aware that part of movable tangible assets located at the Seller’s premises at Max-Lebsche-Platz 32 in 81377 Munich	7. Dem Käufer ist bekannt, dass ein Teil der beweglichen Sachen, die sich in dem Anwesen des Verkäufers in Max-Lebsche-Platz 32 in 81377

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are subject to the landlord’s lien of GRH Beteiligungs GmbH & Co. 2. Verwaltungs KG, Neuburgerstr. 76, 94032 Passau	München befinden, dem Vermieterpfandrecht der GRH Beteiligungs GmbH & Co. 2. Verwaltungs KG, Neuburgerstr. 76, 94032 Passau unterliegt.

8.      The Purchaser is aware that a part of the inventory is owned by third parties. These are movable tangible assets leased from the companies LeaseTrend AG, Hamburg and UVW Leasing GmbH, 76275 Ettlingen. The Seller shall terminate these leasing contracts and make the leased items available to the Purchaser for use until the effective time of the termination of the leasing contracts. The consideration is already included in the Purchase Price pursuant to Sec. 2.

8.      Dem Käufer ist bekannt, dass ein Teil des Inventars im Eigentum Dritter steht. Es handelt sich dabei um bewegliche Gegenstände, die von den Firmen LeaseTrend AG, Hamburg und UVW Leasing GmbH, 76275 Ettlingen geleast sind. Der Verkäufer verpflichtet sich, diese Leasingverträge zu kündigen und die geleasten Gegenstände bis zur wirksamen Beendigung des Leasingverhältnisses dem Käufer zur Nutzung zur Verfügung zu stellen. Die Gegenleistung des Käufers ist in dem Kaufpreis gemäß § 2 bereits enthalten.

9.      Axxima is the sole shareholder of the Hungarian company Vichem Chemie Kutato Kft, Herman Ottó út 15, 1022 Budapest (“Vichem”). The Managing Director is Mr. Prof. Dr. Gyorgy Keri PhD. D. Sc, Budapest. The shares in Vichem are explicitly excluded from the transfer of the Assets under this Agreement and will remain with the Seller. The Seller will make an effort to offer the takeover of the shares in Vichem to Prof. Dr. Keri. The Seller will use best efforts to procure that (i) all employees of Vichem will enter into an agreement with Vichem on the assignment to Vichem of all their rights pertaining to inventions that underly the intellectual property rights to be transferred under this Agreement, in particular

9.      Axxima ist die alleinige Gesellschafterin der Fa. Vichem Chemie Kutató Kft, Herman Ottó út 15, 1022 Budapest LVichenV). Geschäftsführer ist Herr Prof. Dr. György Keri PhD. D. Sc, Budapest. Die Geschäftsanteile an Vichem werden explizit von der Übertragung von Assets nach diesem Vertrag an den Käufer ausgeschlossen und verbleiben beim Verkäufer. Der Verkäufer wird sich bemühen, die Geschäftsanteile an Vichem dem Geschäftsführer Herrn Prof. Keri zur Übernahme anzubieten. Der Verkäufer wird alle Anstrengungen unternehmen, um zu erreichen, dass (i) alle Arbeitnehmer der Vichem mit der Vichem eine schriftliche Vereinbarung abschließen über die Abtretung ihrer sämtlichen Rechte an Erfindungen an die

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patents and patent applications, to the extent that those rights have not been validly transferred to Vichem, and (ii) these rights are assigned by Vichem to the Purchaser.

Vichem, die den nach diesem Vertrag zu übertragenden gewerblichen Schutzrechten, insbesondere Patenten und Patentanmeldungen, zu Grunde liegen, soweit sie nicht bereits wirksam auf die Vichem übergegangen sind, und (ii) diese Rechte von der Vichem auf den Käufer übertragen werden.

10.    There exist agreements on ongoing research projects between Axxima on the one hand and Bayerische Forschungsstiftung – BFS, Bundesministerium fur Bildung und Forschung – BMBF and with other institutions on the other hand. As outlined in the overview attached as Exhibit 1.10, grants in the amount of up to appr. 2.000.000 EUR can still be drawn by Axxima. The Seller hereby assigns all rights under these agreements to the Purchaser (to the extent that the assignment is not excluded) and will take all actions in order to effect the transition of the respective agreements (be it by way of assumption of contract, be it by way of conclusion of new agreements) without any liabilities of the Seller or of the Company that exist at the time of the opening of the insolvency proceedings vis-à-vis the institutions or any contractual parties and the payment of all outstanding grants by the institutions to the Purchaser. The Purchaser accepts the assignment. Any and all liability of the Seller in connection with his obligations under this Sec. 1 para. 10 is excluded.

10.    Zwischen der Axxima einerseits und der Bayerischen Forschungsstiftung – BFS –, dem Bundesministerium fur Bildung und Forschung – BMBF – und weiteren Instituten (nachfolgend: Institutionen”) andererseits bestehen Verträge für laufende Forschungsprojekte. Gemäß der als Anlage 1.10 beigefügten Aufstellung können noch Fördermittel bis zu rund 2.000.000 EUR abgerufen werden. Der Verkäufer tritt hiermit sämtliche Rechte aus diesen Verträgen an den Käufer ab (soweit die Abtretung nicht vertraglich ausgeschlossen ist) und wird alles tun, um eine Überleitung der jeweiligen Verträge (sei es im Wege der Vertragsübernahme, sei es im Wege des Neuabschlusses) ohne im Zeitpunkt der Eröffnung des Insolvenzverfahrens bestehende Verbindlichkeiten des Verkäufers bzw. der Gesellschaft gegenüber den Institutionen oder etwaigen Vertragspartnern sowie die Auszahlung aller noch ausstehender Fördermittel durch die Institutionen an den Käufer zu erreichen. Der Käufer nimmt die Abtretung an. Jegliche Haftung des Verkäufers im Zusammenhang mit seinen Verpflichtungen gemäß diesem § 1 Abs. 10 wird ausgeschlossen.

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Sec. 2	§2

PURCHASE PRICE	KAUFPREIS

1.      Purchaser shall pay to the Seller a purchase price in the amount of EUR 2,000,000.- in aggregate plus statutory VAT (if applicable) for all Assets (the “Purchase Price”), to be paid on March 10, 2005 at the latest. If VAT is payable, the Purchaser shall only be obliged to pay the purchase price after receipt of an invoice in proper form.

1.      Der Käufer zahlt an den Verkäufer einen Kaufpreis in Höhe von insgesamt EUR 2.000.000,- zuzüglich etwa anfallender gesetzlicher Mehrwertsteuer für sämtliche Assets (“Kaufpreis”), fällig bis 10. März 2005. Falls Mehrwertsteuer anfällt, ist der Käufer nur zur Zahlung des Kaufpreises verpflichtet, wenn er zuvor eine ordnungsgemäß ausgestellte Rechnung erhalten hat.

The purchase price shall be transfered to .bank account No. 652030181 at Bayerische Hypotheken- und Wechselbank AG, sort code 700 202 70.	Der Kaufpreis ist zu überweisen auf das Konto Nr. 652030181 bei der Bayerische Hypotheken- und Wechselbank AG München, BLZ 700 202 70.

Sec 3	§3

MILESTONE PAYMENTS	ZAHLUNG FÜR MEILENSTEINE

1. In addition to the Purchase Price as set forth under Sec. 2, one time payments for the achievement of milestones shall become due as follows:	1. Zusätzlich zum Kaufpreis gem. § 2 werden im Falle des Erreichens der folgenden Meilensteine einmalige Zahlungen wie folgt fällig:

a.      An amount of EUR 1,000,000.00 plus statutory VAT, if applicable, at the beginning of each of the first phase I clinical studies (treatment of the first patient) by the Purchaser or GPC Biotech AG for the first three compounds that are covered by claims under the Axxima patent applications or patents listed in Exhibit 1.2 (1) that exist at the time of the beginning of the respective phase I study and that are not covered by the

a.      Ein Betrag in Höhe von jeweils 1.000.000,00 EUR zuzüglich etwa anfallender gesetzlicher MwSt bei Beginn der jeweils ersten klinischen Phase I Studie (Behandlung des ersten Patienten) durch den Käufer bzw. die GPC Biotech AG für die ersten drei Substanzen, welche zum Zeitpunkt des Beginns der jeweiligen Phase I Studie durch dann bestehende Ansprüche der in Anlage 1.2(1) aufgeführten Axxima Patentanmeldungen

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exception set out in paragraph 3.	Óder Patente geschützt sind und die nicht unter die Ausnahmeregelung von Abs. 3 fallen.

b.      An amount of EUR 1,000,000.00 plus statutory VAT, if applicable, at the beginning of each of the first phase II clinical studies (treatment of the first patient) by the Purchaser or GPC Biotech AG for the first three compounds that are covered by claims under the Axxima patent applications or patents listed in Exhibit 1.2 (1) that exist at the time of the beginning of the respective phase II study and that are not covered by the exception set out in paragraph 3.

b.      Ein Betrag in Höne von jeweils 1.000.000,00 EUR zuzüglich etwa anfallender gesetzlicher MwSt bei Beginn der jeweils ersten klinischen Phase II Studie (Behandlung des ersten Patienten) durch den Käufer bzw. die GPC Biotech AG für die ersten drei Substanzen, welche zum Zeitpunkt des Beginns der jeweiligen Phase II Studie durch dann bestehende Ansprüche der in Anlage 1.2 (1) aufgeführten Axxima Patentanmeldungen oder Patente geschützt sind und die nicht unter die Ausnahmeregelung von Abs. 3 fallen.

c.      An amount of EUR 1,000,000.00 plus statutory VAT, if applicable, at the beginning of each of the first phase III clinical studies (treatment of the first patient) by the Purchaser or GPC Biotech AG for the first three compounds that are covered by claims under the Axxima patent applications or patents listed in Exhibit 1.2 (1) that exist at the time of the beginning of the respective phase III study and that are not covered by the exception set out in paragraph 3.

c.      Ein Betrag in Höhe von jeweils 1.000.000,00 EUR zuzüglich etwa anfallender gesetzlicher MwSt bei Beginn der jeweils ersten klinischen Phase III Studie (Behandlung des ersten Patienten) durch den Käufer bzw. die GPC Biotech AG für die ersten drei Substanzen, welche zum Zeitpunkt des Beginns der jeweiligen Phase III Studie durch dann bestehende Ansprüche der in Anlage 1.2(1) aufgeführten Axxima Patentanmeldungen oder Patente geschützt sind und die nicht unter die Ausnahmeregelung von Abs. 3 fallen.

2.      The aforementioned payments upon achievement of the milestones 1 .a. to 1 .C. by the Purchaser or GPC Biotech AG shall become due only once per clinical study phase per substance. In aggregate, a maximum amount of

2.      Die vorgenannten Zahlungen bei Erreichen der Meilensteine 1.a. bis I.C. durch den Käufer bzw. die GPC Biotech AG werden jeweils nur einmal pro klinische Phase für die jeweilige Substanz zur Zahlung fällig. Insgesamt

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EUR 9,000,000.- plus statutory VAT, if applicable, will become due, since the milestones 1 .a. to 1 .c. become due up to three times. The milestones shall also become due for payment by the Purchaser or GPC Biotech AG if the Purchaser or GPC Biotech AG outlicenses or sells rights pertaining to the Axxima patent applications on an exclusive basis and the respective licensee or purchaser achieves the respective milestones. The Purchaser or GPC Biotech AG shall inform the Seller on a biannual basis of the status of research for each of the research projects pertaining to the Axxima property rights insofar as such projects could trigger payment obligations under this Sec. 3. The Purchaser or GPC Biotech AG will strive to impose such information obligation on any licensees or acquirers of these “rights by the Seller or GPC Biotech AG and will in any event ensure by way of contractual arrangements with them that the achievement of the milestones can be checked by GPC Biotech AG or the Purchaser.

eine Summe von höchstens EUR 9.000.000,- zuzüglich etwa anfallender gesetzlicher MwSt fällig, da die Meilensteine 1 .a. bis 1 .c. bis zu dreimal fällig werden. Die Meilensteine sind von dem Käufer bzw. GPC Biotech AG auch zu zahlen, wenn der Käufer bzw. die GPC Biotech AG Rechte an den Axxima Patentanmeldungen exklusiv auslizenziert oder verkauft und der jeweilige Lizenznehmer bzw. Erwerber der Rechte die jeweiligen Meilensteine erreicht hat. Der Käufer bzw. die GPC Biotech AG wird den Verkäufer 1/2 jährlich Über den Stand der Forschung für alle unter die Axximachutzrechte fallenden Forschungsvorhaben informieren, soweit diese Zahlungspflichten nach diesem § 3 auslösen könnten. Der Käufer bzw. die GPC Biotech AG werden sich bemühen, eine solche Informationspflicht auch etwaigen Lizenznehmern oder Erwerbern der Rechte aufzuerlegen und werden in jedem Fall durch entsprechende vertragliche Abreden mit diesen die Überprüfbarkeit der Erreichung der Meilensteine durch GPC Biotech AG bzw. den Käufer sicherstellen.

3.      If at the time of the opening of the insolvency proceedings a compound is already protected by patents or prior patent applications of GPC Biotech AG or GPC Biotech Inc. or by rights of GPC Biotech AG or GPC Biotech Inc. with respect to inventions underlying the intellectual property rights to be transferred under this Agreement, in particular patents and patent applications, it shall not be considered for a milestone payment.

3.      Wenn eine Substanz zum Zeitpunkt der Eröffnung des Insolvenzverfahrens bereits durch bestehende Patente oder vorrangige Patentanmeldungen der GPC Biotech AG bzw. der GPC Biotech Inc. oder Rechte der GPC Biotech AG bzw. der GPC Biotech Inc. an Erfindungen, die den nach diesem Vertrag zu übertragenden gewerblichen Schutzrechten, insbesondere Patenten und Patentanmeldungen, zu Grunde liegen, abgedeckt wird, kommt sie fur eine Meilensteinzahlung nicht in Betracht.

4. If the intellectual property rights to be	4. Wenn die nach diesem Vertrag zu übertragenden

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transferred under this Agreement (in particular the Axxima patent applications set out in Exhibit 1.2 (1)) and rights with respect to inventions un- derlying the intellectual property rights to be transferred under this Agreement, in particular patents and patent applications, have not been transferred to the Purchaser on an exclusive basis and the Purchaser or GPC Biotech AG have incurred expenditures after the conclusion of this Agreement for the acquisition of such exclusive rights, then such expenditures can be set-off against the milestone payments.

gewerblichen Schutzrechte (insbesondere die in Anlage 1.2(1) aufgefuhrten Axxima Patentanmeldungen) undRechte an Erfindungen, die den nach diesem Vertrag zu übertragenden gewerblichen Schutzrechten, insbesondere Patenten und Patentanmeldungen, zugrunde liegen, nicht durch diesen Vertrag exklusiv an den Käufer übergegangen sind und dem Käufer oder der GPC Biotech AG nach Abschluss dieses Vertrages Aufwendungen für den Erwerb dieser exklusiven Rechte entstanden sind, so können diese Aufwendungen mit den Meilensteinzahlungen verrechnet werden.

5,      This Agreement is concluded subject to the condition precedent that the Purchaser provides a declaration by GPC Biotech AG securing the payment of the purchase price and of the milestones and on the assumption of own obligations under this Agreement.

5.      Dieser Vertrag wird unter der aufschiebenden Bedingung geschlossen, dass der Käufer eine Erklärung der GPC Biotech AG über die Sicherstellung der Zahlung des Kaufpreises und der Meilensteine und der Übernahme eigener Verpflichtungern nach diesem Vertrag beibnimgt.

6. The Purchaser shall inform the Seller in writing within 30 days after a milestone has been achieved and request an invoice.	6. Der Käufer verpflichtet sich, binnen 30 Tage nach Erreichen eines Meilensteines den Verkäufer schriftlich zu informieren und ihn um eine Rechnung zu bitten.

7. If VAT must be paid with regard to payments pursuant to this Sec. 3, the Purchaser shall only be obliged to make the payment after receipt of an invoice in proper form.	7 Falls in Bezug auf Zahlungen gemäß diesem § 3 Mehrwertsteuer anfällt, ist der Käufer nur zur Zahlung verpflichtet, wenn er zuvor eine ordnungsgemäß ausgestellte Rechnung erhalten hat.

Sec. 4	§4

GUARANTEES	GARANTIEN

1. The Seller guarantees vis-avis the Purchaser by means of an independent guarantee undertaking according	1. Der Verkäufer garantiert dem Käufer im Wege eines selbstständigen Garantieversprechens gemäß § 311 BGB Folgendes:

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to Sec. 311 German Civil Code (BGB) as follows:

a. Except as disclosed in this Agreement, the Seller is the sole owner or holder of all the Assets and the Assets are free and clear of any and all third party rights or claims.	a. Außer in den in diesem Vertrag angeführten Fällen ist der Verkäufer alleiniger Eigentümer bzw. Inhaber aller Assets und diese sind frei von jeglichen Rechten oder Ansprüchen Dritter.

b.      The Seller has taken all steps necessary to preserve the confidential nature of all material confidential information (including, without limitation, any proprietary information) with respect to the Assets, including but not limited to the manufacturing or marketing of any of the products or services.

b.      Der Verkäufer hat alle erforderlichen Schritte l um unternommen, um die vertrauliche Natur aller wesentlichen vertraulichen Informationen im Hinblick auf die Vermögenswerte zu bewahren (einschließlich, ohne jedoch darauf beschränkt zu sein, aller gesetzlich geschützten Informationen), einschließlich, ohne jedoch darauf beschränkt zu sein, Informationen zur Herstellung oder Vermarktung solcher Produkte oder Dienstleistungen.

c. The validly appointed creditors’ committee has approved of the conclusion of this Agreement and the sale and transfer of the Assets herunder.	c. Der wirksam bestellte Gläubigerausschuss hat dem Abschluss dieses Vertrages sowie dem Verkauf und der Übereignung der Assets zugestimmt.

2.      The parties agree that none of the guarantees contained in this Agreement constitutes a guarantee with respect to the quality of the object within the meaning of Sec. 444 2nd alternative German Civil Code (BGB) in the version effective as of January 1, 2002 nor a guarantee with respect to the quality within the meaning of Sec. 443 BGB in the version effective as of January 1, 2002.

2.      Die Vertragsparteien stimmen überein, dass keine der in dieser Vereinbarung enthaltenen Garantien eine Garantie für die Beschaffenheit der Sache im Sinne von § 444 zweite Alternative BGB (in der Fassung seit 1.1.2002) oder eine Beschaffenheitsgarantie im Sinne von § 443 BGB in der Fassung seit 1.1.2002 darstellt.

3. Liability shall be limited as follows: The Insolvency Receiver shall not be personally liable. With the exception of the non-fault guarantee in Sec 4 para. 1a., the liability of the Seller	3. Die Haftung ist wie folgt begrenzt: Der Insolvenzverwalter haftet nicht persönlich. Mit Ausnahme der verschuldensunabhängigen Garantie in § 4 Abs. 1 a. haftet der Verkäufer mit der von ihm

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with regard to the insolvency estate is limited to gross negligence and wilful misconduct.	verwalteten Masse nur für grobe Fahrlässigkeit und Vorsatz.

SEC. 5	§5

CONTRACT OF TENANCY	MIETVERTRAG

The Seller shall terminate the Lease Agreement of tenancy concerning the rented premises Max-Lebsche-Platz 32 in due time effective as per September 30, 2005 and discharge all obligations of the Company under the contract of tenancy, including but not limited to the obligation to return the premises pursuant to the Lease Agreement, until the effective end date of the rental relationship. The Seller will make available the premises to the Purchaser for use at the Purchaser’s option for the period from March 1, 2005 until September 30, 2005. The Purchaser will pay a contribution towards expenses in the amount of EUR 25,000.00 plus VAT per month for the period it exercises its right of use; this amount shall be due in advance on the third day of each month; the pro-rated contribution towards expenses for the month of March 2005 shall be due on March 10, 2005. The Purchaser does not assume any obligations in the relationship vis-à-vis the landlord. To the extent that claims are made against the Purchaser by the landlord in connection with the tenancy relationship, the Seller shall indemnify the Purchaser from such claims. The Purchaser has the right to terminate the use of the premises at any time by giving one week’s notice.	Der Verkäufer verpflichtet sich, den Mietvertrag hinsichtlich der Mieträume Max-Lebsche-Platz 32 in München fristgerecht zum 30. September 2005 zu kündigen und alle sich aus dem Mietvertrag ergebenden Verpflichtungen der Gesellschaft vom 1. März 2005 bis zur wirksamen Beendigung des Mietverhaltnisses einschließlich der Verpflichtung zur vertragsgemäßen Rückgabe zu erfüllen. Der Verkäufer wird dem Käufer die Mieträume nach dessen Wahl für den Zeitraum bis 30. September 2005 zur Nutzung zur Verfügung stellen. Der Käufer wird für den Zeitraum der tatsächlichen Inanspruchnahme seines Nutzungsrechts hierfür einen Unkostenbeitrag von EUR 25.000,00 zuzüglich Mehrwertsteuer pro Monat bezahlen; dieser Betrag wird am dritten Tag eines jeden Monats im voraus fällig; der anteilige Unkostenbeitrag für den Monat März 2005 wird am 10. März 2005 fällig. Im Verhältnis zum Vermieter übernimmt der Käufer keinerlei Verpflichtungen. Soweit der Käufer vom Vermieter im Zusammenhang mit dem Mietverhältnis in Anspruch genommen wird, stellt der Verkäufer den Käufer von derartigen Ansprüchen frei. Der Käufer ist berechtigt, die Nutzung der Mieträume jederzeit mit einer Kündigungsfrist von einer Woche zum Monatsende zu beenden.

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SEC. 6	§6

NO FINDER’S COMMISSION	KEINE VERMITTLUNGSGEBÜHR

No negotiations relating to this Agreement have been carried on by any of the persons acting on behalf of the Seller in such a manner that would give rise to any valid claim against Purchaser for any brokerage or finder’s commission, fee or similar compensation.

Keine der Verhandlungen im Rahmen dieser Vereinbarung sind von den für oder im Namen des Verkäufers handelnden Personen derart durchgeführt worden, dass diese eine Grundlage für Forderungen gegen den Käufer in Bezug auf Makler- oder Vermittlungsgebühren, Kommissionen oder sonstige Vergütung haben.

SEC. 7	§7

CONFIDENTIALITY	VERTRAULICHKEIT

1.      Except as required by applicable law, the Seller shall not make any public announcement in respect of this. agreement or the transactions contemplated hereby without the prior written consent of Purchaser.

1.      Sofern nicht gesetzlich vorgeschrieben, gibt der Verkäufer diese Vereinbarung und die darin behandelten Transaktionen nur nach vorherigem schriftlichen Einverständnis des Käufers öffentlich bekannt.

2.      The parties of this Agreement will keep the existence and the content of this Agreement as well as all circumstances related hereto confidential vis à vis third parties, excluding GPC Biotech AG, the Local Court of Munich Insolvency Court (“AG München Insolvenzgericht”) and the creditors’ committee as well as the creditors’ assembly of the Company, unless disclosure to third parties is required by law, public authority or the provisions of a stock exchange or as reasonably required as necessary to inform the employees.

2.      Die Vertragsparteien behandeln die Existenz und den Inhalt dieses Vertrags sowie alle damit zusammenhängenden Umstände gegenüber Dritten mit Ausnahme der GPC Biotech AG, dem AG München Insolvenzgericht und dem Gläubigerausschuss sowie der Gäubigerversammlung der Gesellschaft als vertraulich, es sei denn, eine Offenlegung gegenüber Dritten ist gesetzlich, behördlich oder nach den Regeln einer Börse vorgeschrieben, oder sie werden in einem erforderlichen und angemessenen Umfang offen gelegt, um die Angestellten zu informieren.

3.      This confidentiality obligation shall not apply vis-à-vis persons who, according to the law, are obliged to keep information confidential if and to the extent that a party to this Agreement discloses confidential information

3.      Diese Vertraulichkeitsverpflichtung gilt gegenüber Personen, die gesetzlich verpflichtet sind, Informationen vertraulich zu behandeln nicht, sofern und in dem Umfang, in dem eine Vertragspartei vertrauliche Informationen offen legt, um ihre

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in order to pursue its legitimate interests. In particular, this confidentiality obligation shall not apply in connection with mergers and acquisitions of GPC Biotech AG and its as- sociated enterprises (be it as purchaser, seller or target company) and in connection with financing transactions.

legitimen Interessen wahrzunehmen. Insbesondere gilt diese Vertraulichkeitsverpflichtung nicht im Zusammenhang mit Fusionen und Akquisitionen der GPC Biotech AG und ihrer verbundenen Untemehmen (sei es als Käufer, Verkäufer oder Zielgesellschaft) sowie im Zusammenhang mit Finanzierungstransaktionen.

4.      The Purchaser is aware that the Seller has negotiated with third parties regarding the conclusion of a similar agreement and provided information in this context. Such information has only been provided under protection of a common non disclosure agreement. The Seller shall use best efforts to get back such information or to have such information destroyed

4.      Dem Käufer ist bekannt, dass der Verkäufer mit einigen dritten Parteien über den Abschluss eines vergleichbaren Vertrags verhandelt und in diesem Zusammenhang Informationen zur Verfügung gestellt hat. Diese Informationsgewährung erfolgte jedoch nur unter dem Schutz einer üblichen Geheimhaitungsvereinbarung. Der Verkäufer wird alle Anstrengungen unternehmen, diese Informationen zurückzuerhalten oder vernichten zu lassen.

SEC. 8	§8

FURTHER ACTIONS AND OBLIGATIONS	WEITERE MASSNAHMEN UND VERPFLICHTUNGEN

1. The Seller agrees to use all reasonable efforts and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby.	1. Der Verkäufer verpflichtet sich, alle angemessenen Anstrengungen zu unternehmen und alle erforderlichen Maßnahmen zu ergreifen, die geeignet und ratsam sind, um diesen Vertrag umzusetzen.

2.      The Seller will without delay file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied pursuant to applicable law in connection with the Agreement, the sale and transfer of the Assets and the consummation, including but not limited to signing over of the intellectual

2.      Der Verkäufer wird unverzüglich alle notwendigen Anträge, Benachrichtigungen und Informationen in Zusammenhang mit diesem Vertrag, dem Verkauf oder der Übertragung der Assets oder der Umsetzung einreichen oder vorlegen oder deren Einreichung oder Vorlage veranlassen, insbesondere der Umschreibung der Schutzrechte. Der Verkufer

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property rights. Upon the Purchaser’s request, the Seller shall use best efforts to support the Purchaser in the continuation of all advisory services regarding the intellectual property of the Company.

wird den Käufer auf dessen Verlangen hin, nach besten Kräften bei der Übernahme aller Beratungsmandate im Hinblick auf die Schutzrechte der Gesellschaft unterstützen.

3.      TVM V Life Science Ventures GmbH & Co. KG, Munich, has assigned all claims under the insolvency estate loan dated January 3, 2005, under the agreement attached as Exhibit 8.3 to the Purchaser by way of assumption of contract. The Seller shall consent to the assumption of contract and pay the loan amount of EUR 330,000.00 plus contractually agreed interest to the Seller immediately after receipt of the purchase price pursuant to Sec. 2.1 of this Agreement.

3.      TVM V Life Science Ventures GmbH & Co. KG, München, hat sämtliche Ansprüche aus dem Massedarlehen vom 3. Januar 2005 gemäß der als Anlage 8.3 beigefügten Vereinbarung an den Käufer im Wege der Vertragsübernahme abgetreten. Der Verkäufer verpflichtet sich, der Vertragsübernahme zuzustimmen und unmittelbar nach Erhalt des Kaufpreises gemäß § 2.1 dieses Vertrages den Darlehensbetrag von EUR 330.000,00 zuzüglich der vertraglich vereinbarten Zinsen an den Käufer zu zahlen.

SEC. 9	§9

EMPLOYEES	ARBEITNEHMER

1. The parties agree that only the employees named in Exhibit 9.1(1) shall be taken over by GPC Biotech AG and none of the employees shall be taken over by the Purchaser. GPC Biotech AG has offered the conclusion of employment agreements to these employees with a time limit as per March 4, 2005, conditional on the effectiveness of this Agreement, or will do so within a short period of time after the conclusion of this Agreement. The Seller shall terminate the employment relationships of the employees named in Exhibit 9.1(2) who are not to be taken over by either of

1. Die Parteien stimmen darin überein, dass ausschließlich die in der Anlage 9.1(1) namentlich genannten Arbeitnehmer von der GPC Biotech AG übernommen werden sollen und kein Arbeitnehmer von dem Käufer übernommen werden soll. Die GPC Biotech AG hat diesen Arbeitnehmern unter Fristsetzung bis zum Ablauf des 4. März 2005 den Abschluss von Anstellungsverträgen, bedingt durch das Wirksamwerden dieses Kaufvertrages, angeboten bzw. wird dies innerhalb kurzer Zeit nach Abschluss dieses Vertrages tun. Der Verkäufer wird die Arbeitsverhältnisse der in Anlage

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the Purchaser or GPC Biotech AG and will use best efforts to procure that these employees leave their employment without asserting any claims against the Purchaser or GPC Biotech AG. The Seller and the Purchaser shall act together in order to terminate such employment relationships in an as rapid and cost-efficient manner as possible.

9.1(2) namentlich bezeichneten, weder von dem Käufer, noch der GPC Biotech AG zu übernehmenden Arbeitnehmer kündigen und alle Anstrengungen unternehmen um zu bewirken, dass diese Arbeitnehmer aus ihrem Arbeitsverhältnis ausscheiden, ohne Ansprüche gegen den Käufer oder die GPC Biotech AG geltend zu machen. Verkäufer und Käufer wirken zusammen, um derartige Arbeitsverhältnisse möglichst kurzfristig und köstengünstig zu beenden.

2. The costs for the satisfaction of claims of the employees (Exhibits 9.1(1) and 9.1(2) shall be allocated among the parties as follows:	2. Die Kosten für die Erfüllung von Ansprüchen der Arbeitnehmer (Anlagen 9.1(1) und 9.1(2)) werden zwischen den Parteien wie folgt aufgeteilt:

a)      The Seller shall bear the costs for the satisfaction of claims of the employees set out in Exhibit 9.1(1) to the extent that such claims accrue or are earned up until this Agreement becomes effective, including remuneration claims, expectancy rights, holiday, special payments, claims to receive payment of compensation for employee inventions, bonus, commission and royalty payments, social security contributions, wage taxes and other claims of the employees. The Seller shall terminate the employment relationships of the employees set out in Exhibit 9.1(1) who have not accepted the contractual offer by GPC Biotech AG by March 4, 2005, after being so requested in writing by the Purchaser without delay as per the next possible effective time. With respect to these employees, the provision set out under b) below shall apply

a)      Der Verkäufer hat die Kosten für die Erfüllung von Ansprüchen der in der Anlage 9.1(1) benannten Arbeitnehmer zu tragen, soweit diese Anspruche bis zum Wirksamwerden dieses Vertrages entstehen oder (anteilig) erdient werden und zwar unter Einschluss von Vergütungsansprüchen, Anwartschaften, Urlaub, Sonderzahlungen, Ansprüchen auf Zahlung der Vergütung fur Arbeitnehmererfindungen, Bonus-, Provisions- und Tantiemezahlungen, Sozialversicherungsbeiträgen, Lohnsteuern sowie sonstigen Ansprüchen der Arbeitnehmer. Die Arbeitsverhältnisse der in der Anlage 9.1(1) benannten Arbeitnehmer, die das Vertragsangebot der GPC Biotech AG nicht bis zum 4. März 2005 annehmen, hat der Verkäufer nach schriftlicher Aufforderung durch den Käufer umgehend zum nächstmöglichen Zeitpunkt zu kündigen. In Bezug

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insofar as the Seller shall bear ongoing remuneration claims of these employees during the statutory termination periods. To the extent that the Seller must bear costs pursuant to the provision set out above, the Seller shall indemnify the Purchaser and GPC Biotech AG and reimburse to them all costs in this respect to the extent incurred by any one of them nonetheless, including costs for the defence against such claims, if any.

auf diese Arbeitnehmer gilt die nachfolgend unter b) bezeichnete Regelung insoweit, als der Verkäufer für laufende Gehaltsansprüche dieser Arbeitnehmer innerhalb der gesetzlichen Kündigungsfristen aufzukommen hat. Soweit nach vorstehender Regelung der Verkäufer die Kosten zu tragen hat, stellt er den Käufer und GPC Biotech AG frei und erstattet ihnen sämtliche damit zusammenhängenden Kosten, soweit diese gleichwohl bei ihnen anfallen, und zwar einschließlich etwaiger Kosten für die Abwehr derartiger Ansprüche.

b)      The Seller shall bear the costs for the employment of the employees set put in Exhibit 9.1(2) (who shall be terminated) up until the end date of the respective statutory notice periods (sections 113 Insolvency Code, 622 Civil Code). In addition, the Seller shall bear costs for severance payments to these employees, but only up to an aggregate amount of EUR 150,000; the Purchaser shall bear any additional costs for severance payments to these employees, provided that it has consented to these severance payments in advance. To the extent that the Seller must bear costs pursuant to the provision set out above, the Seller shall indemnify the Purchaser and GPC Biotech AG and reimburse to them all costs in this respect to the extent incurred by any one of them nonetheless, including costs for the defence against such claims, if any.

b)      Die Kosten der Beschäftigung von in der Anlage 9.1 (2) benannten, zu kündigenden Arbeitnehmem hat der Verkäufer bis zum Ablauf der jeweiligen gesetzlichen Kündigungsfristen zu tragen (§§ 113 InsO, 622 BGB). Kosten für Abfindungszahlungen an diese Arbeitnehmer trägt der Verkäufer zusätzlich, jedoch nur bis zu einem Gesamtbetrag von EUR 150.000; darüber hinaus gehende Kosten für Abfindungszahlungen an diese Arbeitnehmer trägt der Käufer, vorausgesetzt, dass er diesen Abfindungen vorab schriftlich zugestimmt hat. Soweit nach vorstehender Regelung der Verkäufer die Kosten zu tragen hat, stellt er den Käufer und GPC Biotech AG frei und erstattet ihnen sämtliche damit zusammenhängenden Kosten, soweit diese gleichwohl bei ihnen anfallen, und zwar einschließlich etwaiger Kosten für die Abwehr derartiger Ansprüche.

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3.      The Seller will (i) enter into a written agreement with all employees (who are set out in Exhibit 9.1(2) and who receive a severance payment) on the assignment to the Seller of all their rights pertaining to inventions that underly the intellectual property rights to be transferred under this Agreement, in particular patents and patent applications, to the extent that those rights have not been validly transferred to the Company and (ii) assign these rights to the Purchaser.

3.      Der Verkäufer wird (i) mit allen Arbeitnehmern, die in Anlage 9.1(2) aufgeführt sind und eine Abfindung erhalten, eine schriftliche Vereinbarung abschließen über die Abtretung ihrer sämtlichen Rechte an Erfindungen an den Verkäufer, die den nach diesem Vertrag zu übertragenden gewerblichen Schutzrechten, insbesondere Patenten und Patentanmeldungen, zu Grunde liegen, soweit sie nicht bereits wirksam auf die Gesellschaft übergegangen sind, und (ii) diese Rechte auf den Käufer übertragen.

§10	§10
RESCISSION RIGHT	RUCKTRITTSRECHT

The Purchaser may rescind this Agreement in writing by way of a declaration of rescission until the end of March 2, 2005 (time of the making, not of the receipt of the declaration).	Der Käufer kann durch schriftliche Rücktrittserklärung bis zum Ablauf des 2. März 2005 (Zeitpunkt der Abgabe der Erklärung, nicht des Zugangs) von diesem Vertrag zurücktreten.

SEC.11	§11
APPROVALBY CREDITORS’ COMMITTEE	ZUSTIMMUNG DES GLÄUBIGERAUSSCHUSSES

The creditors’ committee has already approved of the conclusion of this Agreement. Such approval is attached as Exhibit 11.	Der wirksam bestellte Gläubigerausschuss hat dem Abschluss dieses Vertrags bereits zugestimmt. Die Zustimmung ist in Anlage 11 beigefügt.

SEC.12	§12
MISCELLANEOUS	VERSCHIEDENES

1. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this	1. Die in dieser Vereinbarung enthaltenen Überschriften dienen allein der Übersichtlichkeit und wirken sich in keiner Weise auf Bedeutung und

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Agreement in any way.	Auslegung des Vertrags.

2.      This Agreement (including the Exhibits hereto), constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

2.      Diese Vereinbarung (einschließlich ihrer Anhänge) stellt die gesamte Vereinbarung dar und ersetzt alle früheren mündlichen und schriftlichen Vereinbarungen und Übereinkünfte zwischen den Vertragsparteien.

3.      This Agreement shall be governed by the laws of the Federal Republic of Germany. The application of the EGBGB (Introductory Code to the German Civil Code) shall be ex- cluded. The UN Sales Convention (CISG) shall not be applicable.

3. Diese Vereinbarung unterliegt dem Recht der Bundesrepublik Deutschland. Das EGBGB (Einführungsgesetz zum Bürgerlichen Gesetzbuch) wird ausgeschlossen. Das UN- Kaufrecht (CISG) ist nicht anwendbar.

4. The place of jurisdiction for all disputes resulting from or in connection with this agreement shall be to extent legally permissible - Munich.	4. Gerichtsstand für alle Streitigkeiten aus oder im Zusammenhang mit diesem Vertrag ist - soweit gesetzlich zulässig - München.

5.      In case single provisions of this Agreement are invalid or not enforceable, the further parts as a whole shall remain effective. The invalid or unenforceable provision shall be replaced by such provisions which permissibly come nearest to the economic effect intended by the invalid or not executable provisions. The same shall apply if there is a gap in the contractual provisions.

5.      Sollten einzelne Bestimmungen dieses Vertrages unwirksam oder nicht durchführbar sein, so bleiben die übrigen Teile insgesamt wirksam. An die Stelle der unwirksamen oder undurchführbaren Bestimmungen treten solche, die den mit den unwirksamen oder undurchführbaren Bestimmungen verfolgten wirtschaftlichen Zwecken in zulässiger Weise am nächsten kommen. Entsprechendes gilt beim Vorliegen einer Regelungslucke.

6. Amendments require written form. This shall also apply to an amendment of this written form clause.	6. Änderungen bedürfen der Schriftform. Dies gilt auch für eine Änderung dieses Schriftformerfordernisses.

7. This Agreement has been prepared in both a German and an English version. The English version is for	7. Dieser Vertrag ist sowohl in englischer, als auch in deutscher Sprache verfasst. Die englische Fassung

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information purposes only. In a case of doubt, the German version shall prevail.	dient nur Informationszwecken. Im Zweifel ist die deutsche Fassung des Vertrags maßgeblich.

8.      Each Party bears its own costs. The Purchaser shall in particular bear attorneys’ costs charged by the law firm Holme Roberts & Owen, Rosental 3-4, 80331 Munich, in connection with this Agreement up to an amount of EUR 25,000.00 plus VAT after receipt of an invoice.

8.      Jede Partei trägt ihre eigenen Kosten. Der Käufer trägt insbesondere die von der Kanzlei Holme Roberts & Owen, Rosental 3-4, 80331 München, berechneten Anwaltskosten im Zusammenhang mit diesem Vertrag in Höhe von bis zu EUR 25.000,00 zuzüglich Mehrwertsteuer nach Erhalt einer Rechnung.

SEC. 13	§13
CONDITION PRECEDENT	AUFSCHIEBENDE BEDINGUNG

This Agreement is concluded subject to the conditions precedent of the consent by the supervisory board of GPC Biotech AG. The Purchaser shall give the written consent of the supervisory board of GPC Biotech AG (signed by the chairman of the supervisory board or the vice chairman) to the Seller. If the Seller is not in the possession of this consent by Friday, March 4, 2005 16h, this Agreement shall be invalid.

Dieser Vertrag wird unter der aufschiebenden Bedingung der Zustimmung des Aufsichtsrates der GPC Biotech AG abgeschlossen. Die schriftliche Zustimmung des Aufsichtsrates der GPC Biotech AG (unterzeichnet durch den Aufsichtsratsvorsitzenden oder dessen Stellvertreter) hat der Käufer dem Verkäufer zu übergeben. Liegt dem Verkäufer diese Zustimmung nicht bis spätestens Freitag, 4. März 2005 16:00 Uhr vor, ist dieser Vertrag gegenstandslos.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.	ZUM ZEUGNIS DESSEN haben die Vertragsparteien diese Vereinbarung am obigen Datum unterschrieben.

Munich/München, 02,Märch 2005	Munich/München, 2, März 2005

Seller Verkäufer	Purchaser / Käufer

/s/ Dr. Joseph Füchsl	/s/ Dr. Elmar Maier
Dr. Joseph Füchsl Insolvency Receiver (Insolvenzverwalter)	Dr. Elmar Maier Managing Director / Geschäftsführer

–23/23–

Table of Exhibits/Verzeichnis der Anlagen

Exhibit/Anlage	Title of Exhibit	Bezeichnung der Anlage

A	Ruling on the Opening of the Insolvency Proceedings	Beschluss über die Eröffnung des Insolvenzverfahrens

1.2(1)	Intellectual Property included in the Assets	Geistiges Eigentum, das zu den Assets gehört

1.2(2)	Intellectual Property excluded from the Assets	Geistiges Eigentum, das nicht zu den Assets gehört

1.3	Agreements	Verträge

1.10	Grants	Fördermittel

8.3	Assignment Agreement Insolvency Estate Loan	Abtretungsvereinbarung Massedarlehen

9.1(1)	Employees intended to be taken over	Arbeitnehmer, die übernommen werden sollen

9.1(2)	Employees not intended to be taken over	Arbeitnehmer, die nicht übernommen werden sollen

11	Approval by Creditors’ Committee	Zustimmung des Gläubigerausschusses

–24/24–